DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/29/2009

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,478,021

8. SHARED VOTING POWER
600,892

9. SOLE DISPOSITIVE POWER
2,078,913

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,078,913

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
10.08%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.7 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

On April 29, 2009 an affiliate of the filing person has filed a preliminary proxy statement for the annual meeting of the issuer.



Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,078,913 shares of PIF or 10.08% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the last 60 days the following shares of PIF were purchased:

Trade Date	# Shares	Price ($)

03/09/09	3,000		$11.2000
04/08/09	100		$11.5100
04/14/09	11,000		$11.5985
04/15/09	600		$11.5800
04/16/09	6,000		$11.6897
04/17/09	8,000		$11.7635
04/20/09	10,200		$11.8278
04/21/09	33,500		$11.8100
04/21/09	700		$11.8200
04/27/09	20,500		$12.1966
04/28/09	2,500		$12.2300

During the last 60 days the following shares of PIF were Sold:

Trade Date	# Shares	Price ($)
02/27/09	1,000		$11.4700
03/02/09	4,100		$11.3037
03/04/09	2,000		$11.3350
03/06/09	3,000		$11.2200
03/09/09	2,000		$11.2000
03/18/09	6,000		$11.2900
03/26/09	2,500		$11.5020
03/27/09	2,400		$11.6250

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/29/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP